UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2005
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces First-Quarter Results for Fiscal 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: July 28, 2005	By	/s/ Kaneo Ito
Kaneo Ito President and Representative Director

This report on Form 6-K contains the followings:

1.	The announcement released by the Company to the press in Japan dated July 28 2005, concerning its consolidated first-quarter business results for the period ended June 30, 2005.

For Immediate Release July 28, 2005

Pioneer Announces First-Quarter Results for Fiscal 2006
TOKYO — Pioneer Corporation today announced its consolidated first-quarter business results for the period ended June 30, 2005.
Consolidated Financial Highlights

	(In millions of yen except per share information)
	Three months ended June 30
			% to
			prior
	2005	2004	year
Operating revenue	¥164,183	¥163,487	100.4%
Operating income (loss)	(8,869)	5,012	—
Income (loss) before income taxes	(6,609)	4,239	—
Net income (loss)	¥(5,343)	¥1,497	—

Net income (loss) per share:
Basic	¥(30.63)	¥8.53
Diluted	¥(30.63)	¥7.46

Note:	Effective from fiscal 2005 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in “Operating costs and expenses,” into “Other income (expenses).” Previously reported amounts have been reclassified accordingly.

Consolidated Business Results
For the first quarter of fiscal 2006, ended June 30, 2005, consolidated operating revenue was ¥164,183 million (US$1,479.1 million), approximately the same as the corresponding period of the previous year. Operating loss, however, was ¥8,869 million (US$79.9 million), compared with operating income of ¥5,012 million for the corresponding period of the previous year and net loss amounted to ¥5,343 million (US$48.1 million), compared with net income of ¥1,497 million for the corresponding period of the previous year. The average value of the yen was up 1.9% against the U.S. dollar and down 2.4% against the euro from the corresponding period in the previous year.
Home Electronics sales increased 13.4% from the corresponding period in the previous year to ¥63,205 million (US$569.4 million). In Japan, sales increased by 19.3% to ¥17,040 million (US$153.5 million), primarily due to an increase in sales of plasma displays, reflecting the expansion of our OEM (original equipment manufacturing) sales caused by the acquisition of a new subsidiary last autumn, despite the decrease in sales of DVD recorders. Overseas sales increased 11.3% to ¥46,165 million (US$415.9 million), due to a worldwide rise in sales of plasma displays, and in Asia of DVD drives for personal computers, despite a decline in sales of audio products in Europe and Asia.
Car Electronics sales amounted to ¥82,213 million (US$740.7 million), up 3.3% over the corresponding period in the previous year. In Japan, sales decreased 7.4% to ¥29,941 million (US$269.7 million), due to a decrease in sales of car navigation systems to automobile manufacturers, which resulted from the lack of new car model launches compared with the corresponding period of the previous year, despite increased sales of such systems to consumer markets. Overseas sales increased 10.7% to ¥52,272 million (US$470.9 million), due to growth in sales of car audio products to automobile manufacturers in North America and consumer markets in Central and South America and Europe; and higher sales of car navigation systems in North America.
Royalty revenue from Patent Licensing decreased 60.9% from the corresponding period in the previous year to ¥1,123 million (US$10.1 million), reflecting the expiration of patents included in a portfolio of patents licensed to the optical disc industry and the lack of revenue from renewed contracts with licensees compared with the corresponding period of the previous year.
Others sales decreased 30.3% from the corresponding period in the previous year to ¥17,642 million (US$158.9 million). In Japan, sales decreased 30.9% to ¥8,442 million (US$76.1 million) reflecting a sales shift from Japan to China of devices for cellular phones and a decrease in sales of organic light-emitting diode (OLED) display panels.

Overseas, sales decreased 29.7% to ¥9,200 million (US$82.9 million), due to a drop in sales of optical disc manufacturing systems in Asia, despite the increase in sales of devices for cellular phones in China.
Operating loss was ¥8,869 million (US$79.9 million) compared with operating income of ¥5,012 million for the corresponding period of the previous year. The loss resulted mainly from decreased gross profit margins due to the continuing decline in market prices of our major products. Net loss amounted to ¥5,343 million (US$48.1 million) compared with net income of ¥1,497 million for the corresponding period of the previous year.
Cash Flows
Net cash used in operating activities for the first quarter ended June 30, 2005 was ¥1,060 million (US$9.5 million), compared with ¥5,676 million used in the corresponding period of the previous year. Although net loss of ¥5,343 million was posted this quarter, collection of accounts receivable increased, and resulted in less cash used in operating activities. Net cash used in investing activities was ¥4,924 million (US$44.4 million), compared with ¥13,283 million used in the corresponding period of the previous year. The difference resulted from decreased investment in production facilities as well as proceeds from sales of investment securities. Net cash provided by financing activities was ¥2,830 million (US$25.5 million), compared with ¥6,365 million used in the corresponding period of the previous year.
Business Forecasts for Fiscal 2006
Our consolidated business forecasts for fiscal 2006, ending March 31, 2006, are unchanged from those announced on April 27, 2005, which are shown below. We assume average yen-U.S. dollar and yen-euro exchange rates for the remaining period of fiscal 2006 of ¥105 and ¥135, respectively.

		(In millions of yen)
	Projections for	Results for	Percent
	fiscal 2006	fiscal 2005	changes
Operating revenue	¥810,000	¥733,648	+10.4%
Operating income	8,000	2,592	+208.6%
Income (loss) before income taxes	7,500	(187)	—
Net income (loss)	¥1,000	¥(8,789)	—

Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.
Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.
#          #          #          #          #          #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥111=US$1.00, the approximate rate prevailing on June 30, 2005.
Attached are consolidated financial statements for the three months ended June 30, 2005.
For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/

Pioneer Corporation and Subsidiaries
(1) OPERATING REVENUE BY SEGMENT
(In millions of yen)

	Three months ended June 30
	2005		2004
					% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥17,040	10.4%	¥14,285	8.7%	119.3%
Overseas	46,165	28.1	41,468	25.4	111.3

Home Electronics	63,205	38.5	55,753	34.1	113.4

Domestic	29,941	18.2	32,331	19.8	92.6
Overseas	52,272	31.9	47,224	28.9	110.7

Car Electronics	82,213	50.1	79,555	48.7	103.3

Domestic	—	—	—	—	—
Overseas	1,123	0.7	2,875	1.8	39.1

Patent Licensing	1,123	0.7	2,875	1.8	39.1

Domestic	8,442	5.2	12,223	7.5	69.1
Overseas	9,200	5.5	13,081	7.9	70.3

Others	17,642	10.7	25,304	15.4	69.7

Domestic	55,423	33.8	58,839	36.0	94.2
Overseas	108,760	66.2	104,648	64.0	103.9

Total	¥164,183	100.0%	¥163,487	100.0%	100.4%

(2) CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of yen)

	Three months ended June 30
			% to
	2005	2004	prior year
Operating revenue:
Net sales	¥163,060	¥160,612	101.5%
Royalty revenue	1,123	2,875	39.1

Total operating revenue	164,183	163,487	100.4

Operating costs and expenses:
Cost of sales	130,213	117,277	111.0
Selling, general and administrative expenses	42,839	41,198	104.0

Total operating costs and expenses	173,052	158,475	109.2

Operating income (loss)	(8,869)	5,012	—
Other income (expenses):
Interest income	627	358	175.1
Foreign exchange loss	(742)	(933)	79.5
Interest expense	(395)	(374)	105.6
Other—net	2,770	176	1,573.9

Total other income (expenses)	2,260	(773)	—

Income (loss) before income taxes	(6,609)	4,239	—
Income taxes	(1,552)	1,607	—
Minority interest in losses (earnings) of subsidiaries	567	(290)	—
Equity in losses of affiliated companies	(853)	(845)	100.9

Net income (loss)	¥(5,343)	¥1,497	—%

Pioneer Corporation and Subsidiaries
(3) CONSOLIDATED BALANCE SHEETS
(In millions of yen)

	June 30			March 31
			Increase/		Increase/
	2005	2004	(Decrease)	2005	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥114,770	¥168,962	¥(54,192)	¥116,681	¥(1,911)
Trade receivables, less allowance	109,699	104,629	5,070	132,176	(22,477)
Inventories	125,968	127,499	(1,531)	109,015	16,953
Others	73,627	66,794	6,833	69,024	4,603

Total current assets	424,064	467,884	(43,820)	426,896	(2,832)

Investments and long-term receivables	24,593	33,267	(8,674)	28,828	(4,235)
Property, plant and equipment, less depreciation	205,477	160,512	44,965	210,145	(4,668)
Intangible assets	22,804	18,270	4,534	24,052	(1,248)
Other assets	37,870	35,208	2,662	35,246	2,624

Total assets	¥714,808	¥715,141	¥(333)	¥725,167	¥(10,359)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥58,437	¥23,732	¥34,705	¥52,428	¥6,009
Trade payables	98,285	87,776	10,509	96,335	1,950
Others	88,260	97,803	(9,543)	102,407	(14,147)

Total current liabilities	244,982	209,311	35,671	251,170	(6,188)

Long-term debt	80,357	89,563	(9,206)	81,219	(862)
Other long-term liabilities	42,458	58,938	(16,480)	42,371	87
Minority interests	17,691	18,077	(386)	18,168	(477)
Shareholders’ equity:
Common stock	49,049	49,049	—	49,049	—
Capital surplus	82,797	82,549	248	82,735	62
Retained earnings	255,213	275,215	(20,002)	260,556	(5,343)
Accumulated other comprehensive income (loss)	(45,306)	(57,094)	11,788	(47,669)	2,363
Treasury stock	(12,433)	(10,467)	(1,966)	(12,432)	(1)

Total shareholders’ equity	329,320	339,252	(9,932)	332,239	(2,919)

Total liabilities and shareholders’ equity	¥714,808	¥715,141	¥(333)	¥725,167	¥(10,359)

Breakdown of accumulated other comprehensive income (loss):
Minimum pension liability adjustments	¥(11,255)	¥(22,315)	¥11,060	¥(11,186)	¥(69)
Net unrealized holding gain on securities	6,499	9,296	(2,797)	8,250	(1,751)
Cumulative foreign currency translation adjustments	(40,550)	(44,075)	3,525	(44,733)	4,183

Total accumulated other comprehensive income (loss)	¥(45,306)	¥(57,094)	¥11,788	¥(47,669)	¥2,363

Pioneer Corporation and Subsidiaries
(4) CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of yen)

	Three months ended June 30
	2005	2004
I. Operating activities:
Net income (loss)	¥(5,343)	¥1,497
Depreciation and amortization	12,547	10,509
Decrease in trade receivables	22,878	8,609
Increase in inventories	(16,031)	(18,808)
Increase in trade payables	2,409	7,244
Decrease in other accrued liabilities	(8,085)	(12,730)
Other	(9,435)	(1,997)

Net cash used in operating activities	(1,060)	(5,676)

II. Investing activities:
Payment for purchase of fixed assets	(8,927)	(13,638)
Other	4,003	355

Net cash used in investing activities	(4,924)	(13,283)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	6,049	(4,069)
Dividends paid	(2,180)	(2,193)
Other	(1,039)	(103)

Net cash provided by (used in) financing activities	2,830	(6,365)

Effect of exchange rate changes on cash and cash equivalents	1,243	1,867

Net decrease in cash and cash equivalents	(1,911)	(23,457)
Cash and cash equivalents, beginning of period	116,681	192,419

Cash and cash equivalents, end of period	¥114,770	¥168,962

Free cash flow (I + II)	¥(5,984)	¥(18,959)

Pioneer Corporation and Subsidiaries
(5) SEGMENT INFORMATION
The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.
<Business Segments>
(In millions of yen)

	Three months ended June 30
	2005		2004		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥63,508	¥(12,428)	¥56,383	¥(4,322)	112.6%	—%
Car Electronics	82,608	5,314	79,601	6,316	103.8	84.1
Patent Licensing	1,123	371	3,262	2,749	34.4	13.5
Others	27,639	(754)	33,368	1,048	82.8	—

Total	174,878	(7,497)	172,614	5,791	101.3	—
Corporate and Eliminations	(10,695)	(1,372)	(9,127)	(779)	—	—

Consolidated	¥164,183	¥(8,869)	¥163,487	¥5,012	100.4%	—%

Notes:

1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.	The consolidated financial statements include the accounts of the parent company and 125 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3.	Effective from fiscal 2005 year-end presentation, operating income is presented as net sales less cost of sales, selling, general and administrative expenses in order to be consistent with generally accepted financial reporting practice in Japan. The Company believes that such presentation is useful for comparison of the Company’s financial results with those of other Japanese companies. Under the U.S. GAAP, business restructuring expenses and losses on impairment of long-lived assets as well as gains and losses on sale and disposal of fixed assets included in “Other—net” are included in operating income. Previously reported amounts in consolidated statements of operations and segment information have been reclassified accordingly.

4.	Effective from this first quarter, the Company changed business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.